INVESTMENT MANAGERS SERIES TRUST

235 West Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

July 30, 2025

Deborah L. O’Neal

Senior Counsel

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901 and 811-21719 on behalf of the AAM/HIMCO Short Duration Fund, AAM/Insight Select Income Fund, Bahl & Gaynor Income Growth Fund, Bramshill Multi-Strategy Income Fund, EP Emerging Markets Fund, EuroPac Gold Fund, EuroPac International Bond Fund, EuroPac International Dividend Income Fund, EuroPac International Value Fund, Genter Dividend Income Fund, Gramercy Emerging Markets Debt Fund, Ironclad Managed Risk Fund, Palmer Square Income Plus Fund, Palmer Square Ultra-Short Duration Investment Grade Fund, Riverbridge Growth Fund, Robinson Opportunistic Income Fund, Robinson Tax Advantaged Income Fund, Towle Value Fund, Vaughan Nelson Emerging Markets Fund, Vaughan Nelson International Fund, WCM China Quality Growth Fund, WCM Focused Emerging Markets ex China Fund, WCM Focused Emerging Markets Fund, WCM Focused International Equity Fund, WCM Focused International Growth Fund, WCM Focused International Opportunities Fund, WCM International Small Cap Growth Fund, WCM Mid Cap Quality Value Fund, WCM Small Cap Growth Fund, WCM SMID Quality Value Fund (each, a “Fund”)

Dear Ms. O’Neal:

On behalf of the Trust, this letter is in response to the comments you relayed to me by telephone on July 23, 2025, regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Trust’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 15, 2025 (the “Proxy Statement”). Responses to all of the comments are included below and, as appropriate, will be incorporated into the Definitive Proxy Statement that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

Proxy Statement

1.	Please complete all bracketed and open information in the Proxy Statement.

Response: All bracketed and open information has been completed and will be included in the Definitive Proxy Statement.

2.	With respect to Rule 14(a)-4(a)(3), explain why the vote requirement is not on a fund basis rather than a trust level.

Response: Rule 18f-2(g) under the 1940 Act exempts the election of directors from the separate voting requirements set forth in section (a) of that rule. Therefore, in accordance with the Trust’s Amended and Restated Agreement and Declaration of Trust, shareholder approval of the election of the trustees of the trust is being tabulated on a trust-wide, rather than fund-by-fund, basis. It is important to note that a proxy card will be provided for each fund by class. A shareholder owning more than one fund will receive a separate proxy card for each fund they hold shares.

Proxy Card

3.	Please provide the Proxy Card.

Response: A Form of Proxy Card has been provided supplementally and will be filed with the Definitive 14a.

The Trust believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

Diane J. Drake

Secretary